Exhibit 99.1

Central GoldTrust adopts significantly enhanced cash redemption feature and continues to recommend that Unitholders REJECT the Sprott Offer

June 24, 2015

Central GoldTrust (“GoldTrust”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) today announced the adoption of an enhanced cash redemption feature. The new feature, which will be effective upon the later of receipt of required regulatory approvals or July 14, 2015, will allow ALL Unitholders to redeem their GoldTrust Units AT ANY TIME for cash in the amount of 95% of Net Asset Value (“NAV”), based on the average published NAV of GoldTrust for the five trading days following the notice of redemption.

The enhanced cash redemption feature, which will remain in place regardless of the outcome of the unsolicited offer made by Sprott, is expected to offer a number of benefits to Unitholders, including:

▪	Significantly reduced potential future trading discounts to NAV, as all investors will have the option to redeem for cash at 95% of NAV at any time.

▪	Accessibility by ALL Unitholders, regardless of the size of their holdings, in stark contrast to Sprott Physical Gold Trust’s physical redemption feature, which is only available to investors with holdings greater than approximately US$470,000, or over 48,000 units.

▪	Redemptions will be accretive on a pre-tax basis to non-redeeming Unitholders, as GoldTrust would be redeeming Units at a 5% discount to their underlying NAV.

▪	GoldTrust’s enhanced cash redemption feature is clearly superior to that of Sprott Physical Gold Trust, which is based on 95% of the lesser of NAV or market price, and exposes investors to significant market risk for up to 46 days since pricing only occurs once a month.

▪	Unitholders will continue to benefit from GoldTrust’s much lower expense ratio, superior bullion security and safeguards, more tax-efficient structure and Unitholder-friendly governance structure as compared to Sprott. GoldTrust’s existing low-cost structure will not be impacted by the new redemption feature.

“As noted in previous communications to our Unitholders, your Trustees have been reviewing a number of alternative features to address the discounts to NAV that GoldTrust Units have traded at during the current extended bear market for gold bullion. We believe this significantly enhanced cash redemption feature will result in GoldTrust Units trading much closer to their NAV in down markets, without substantially altering GoldTrust’s existing structure which provides maximum leverage to rising bullion prices in more positive markets. With this enhanced cash redemption feature, the Trustees strongly believe that retaining your GoldTrust Units represents a clearly superior alternative for long-term Unitholders as compared to the unsolicited offer being made by Sprott which offers Unitholders no meaningful premium. Most importantly, Unitholders will continue to benefit from GoldTrust’s much lower expense ratio, superior bullion security and safeguards, tax-efficient structure and best in class governance – features which make GoldTrust the clear choice for long-term gold bullion investors,” said Bruce Heagle, Chair of the Special Committee of Independent Trustees of GoldTrust.

The Board continues to recommend that Unitholders REJECT the Sprott Offer, TAKE NO ACTION and DO NOT TENDER their Units to the Sprott Offer and WITHDRAW their Units if already tendered.

Unitholders who have already tendered their Units to the Sprott Offer can withdraw their Units by contacting their broker or D.F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

Bennett Jones LLP is acting as legal counsel to the Special Committee of the Independent Trustees of GoldTrust, Dentons Canada LLP is acting as legal counsel to GoldTrust and CIBC World Markets Inc. is acting as financial advisor to GoldTrust.

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At June 23, 2015, the Units were 99.2% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

For further information, please contact D.F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

Additional Information and Where to Find It

The recommendation of the Board of Trustees of GoldTrust with respect to the exchange offer made by Sprott Asset Management Gold Bid LP described herein is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and a solicitation/recommendation statement (which contains the Trustees’ Circular), which has been filed with the Securities and Exchange Commission (“SEC”). Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by GoldTrust with Canadian securities regulatory authorities may be obtained without charge at http://www.sedar.com and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by Central GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United Stated federal securities laws or “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: the anticipated benefits of the enhanced cash redemption feature, including any anticipated tax impact on non-redeeming Unitholders following a redemption which utilizes the enhanced cash redemption feature; any anticipated impact of the enhanced cash redemption feature on future trading prices of GoldTrust Units and any trading discount of GoldTrust Units to NAV; the receipt of regulatory approvals required in connection with the implementation of the enhanced cash redemption feature; any continuing benefits of GoldTrust’s current structure from a tax and governance perspective; and GoldTrust’s expense ratio and bullion security as compared to Sprott.

GoldTrust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.